UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Corporate Taxpayers’ ID No. 60.746.948/0001-12 – Company Registration No. 35.300.027.795

Publicly-Held Company

Special Shareholders’ Meetings

We invite the shareholders of this Company to meet at Special Shareholders’ Meetings, to be held on August 30, 2019, at the head office, at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, Prédio Vermelho, Salão Nobre, 5º andar, to discuss and resolve on the following Agendas:

Special Shareholders’ Meeting – 10am

Pursuant to the Board of Directors’ proposal for the merger, by this Company, of its wholly-owned subsidiary Banco Bradesco Cartões S.A. (Bradesco Cartões), Corporate Taxpayers’ ID No. 59.438.325/0001-01:

1)   ratify the appointment of KPMG Auditores Independentes to prepare the Appraisal Reports of this Company and of Bradesco Cartões;

2)   approve the Appraisal Reports of this Company and Bradesco Cartões;

3)   approve the “Instrument of Protocol and Justification of Merger”, signed between this Company (Absorbing Company) and Bradesco Cartões (Absorbed Company);

4)   approve the merger of Bradesco Cartões by this Company, in accordance with Articles 224, 225 and 227 of Law No. 6.404/76, as amended.

Special Shareholders’ Meeting – 10:20am

As per Material Fact disclosed by this Company on May 6, 2019, regarding the acquisition of BAC Florida Bank, to ratify:

1)        the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank; and

2)        the appointment of PricewaterhouseCoopers Serviços Profissionais Ltda., hired by the management to prepare the Appraisal Reports of BAC Florida Bank.

Special Shareholders’ Meeting – 10:40am

1)        to elect an alternate member, through a separate vote, exclusively by minority shareholders holding Common Shares, to hold a vacant position on the Fiscal Council of this Company;

2)        to amend Article 5 of the By-Laws to include reference to the exercise of securities portfolio management, in the categories of fiduciary administration and asset management;

3)        to amend Paragraph Three of Article 8 of the By-Laws, improving its wording, without change of concept;

4)        to amend item “s” of Article 9 of the By-Laws, to adjust the duties of the Board of Directors regarding the area of internal controls and risk management, making them in line with the Company’s current practices;

5)        to restate the By-Laws, with the changes mentioned in items 2, 3 and 4 above.

___________________________________________________________________

Attendance at Meetings: pursuant to Article 126 of Law No. 6.404/76, as amended, to attend and vote at the Shareholders’ Meetings the shareholder should note that:

•           in addition to the identity document, they must also present proof of ownership of the shares issued by the Company issued by the custodian, provided that, for holders of book-entry shares held at Bradesco, the presentation of said proof is not required;

•           if the shareholder cannot be present at the Shareholders’ Meetings, they may be represented by a proxy appointed less than a year ago, provided that such proxy is a shareholder, a manager of the Company, a lawyer or a financial institution, where the administrator of investment funds must represent their members, noting that corporate shareholders may be represented in accordance with their by-laws/articles of incorporation;

•           prior to being sent to Bradesco, corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required);

•           in order to expedite the process and facilitate the work of the Meetings, we request that the proof of ownership of the shares, the proxy and the eventual declaration of vote, at the discretion of the shareholder, be filed at the Company’s head office, preferably, at least two (2) business days prior to the Shareholders’ Meeting, at Banco Bradesco S.A. - Secretaria Geral - Área Societária – Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil - CEP 06029-900. A copy of the documentation may also be forwarded in advance to the email address governancacorp@bradesco.com.br;

•           if you choose to vote at a distance, you must express your intention to vote by sending the respective Distance Vote Ballot: 1) to the bookkeeper of the Company’s shares through the entire Bradesco Branch Network; or 2) to its custody agents providing such service, in the case of shareholders holding shares filed with a central depositary; or 3) directly to the Company. For additional information, observe the rules set forth in CVM Instruction 481/09 and the procedures described in the Distance Vote Ballot provided by the Company, as well as in the respective Manual for Attendance at Special Shareholders’ Meetings;

•           for investors with shares in custody of B3 or directly in the bookkeeper, in addition to the above-mentioned attendance processes, Bradesco will also allow the voting right to be exercised electronically, until 11am of August 27, 2019 (for further information, see the Manual);

•           for a better flow of work, shareholders’ access to Salão Nobre on the 5º andar, where the Meetings will be held, will be allowed from 9am, when they can clarify any doubts regarding the matters to be resolved.

_____________________________________________________________________________

Documents available to shareholders: all legal documents and additional information required for review and exercise of voting rights are available to shareholders in the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http:// www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Further information may be obtained from the Investor Relations website - banco.bradesco/ri - Corporate Governance, at the Bradesco Branch Network or through the email address governancacorp@bradesco.com.br.

Osasco, SP, July 29, 2019

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.